
Henkel
A Brand Like a Friend

Henkel AG & Co. KGaA, 40191 Düsseldorf, Deutschland

Office of International Corporation Finance
Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

USA




Datum / Date 04.03.2010
Ihre Nachricht /
Your message

Abteilung / Dept. FJ Law
Telefon / Phone +49 211 797 3119
Telefax / Fax +49 211 798 13119
E-Mail / E-mail jutta.glass@henkel.com

Rule 12g3-2(b) Submission
File No. 82-4437
Henkel AG & Co.KGaA

Dear Sir or Madam,

Enclosed please find the Investor Relations News "Henkel expects noticeable earnings improvement in 2010" on February, 25, 2010.

Yours faithfully

Henkel AG & Co.KGaA

Kühn Nicolas

Encl.

dlw 3/10


Henkel
A Brand like a Friend

Investor Relations News

Duesseldorf, February, 25, 2010

Henkel expects noticeable earnings improvement in 2010

Henkel reports better-than-expected 2009 results

- **Laundry & Home Care has substantially higher earnings**
- **Cosmetics/Toiletries continues very successful performance**
- **Adhesive Technologies shows strong recovery throughout the year**
- **Adjusted return on sales in Q4/2009 is 12.4 percent**
- **Net debt reduced by 1 billion euros**
- **Proposed dividends kept at prior-year levels**

Henkel anticipates the current financial year will bring a noticeable improvement to its results. While regarding the recovery of the real economy and the financial markets as still fragile, the company expects that its organic sales growth, i.e. growth adjusted for foreign exchange and acquisitions/ divestments, will outperform that of its relevant markets.

"For Henkel – and the world economy as a whole – 2009 will go down as a challenging year. Nevertheless, we have made good progress towards achieving our 2012 financial targets as proven by our outstanding results in the fourth quarter of 2009," said Kasper Rorsted, Chairman of the Henkel Management Board. "Our Laundry & Home Care and Cosmetics/Toiletries businesses have expanded their market positions and further increased their profitability. In the course of the year, our Adhesive Technologies business has



rebounded well from the effects of the economic crisis." Rorsted continued: "Our results reflect the tireless efforts to adapt our structures and reduce our costs. We have shown that, even in adverse market conditions, we can act quickly and decisively. Once again, our strong brands have also made an appreciably contribution to the good performance: our new brand Syoss for example was the most successful launch in the hair care sector in 2009. We have put ourselves in a strong position and expect to improve noticeably our results in the current financial year."

In fiscal 2009, Henkel generated **sales** of 13,573 million euros. In a generally difficult market environment, this amounts to a decrease of 3.9 percent compared to the previous year. In **organic** terms, that is to say adjusted for foreign exchange and acquisitions/divestments, sales decreased by 3.5 percent versus prior year. After a substantial decline in sales in the first quarter caused by the economic crisis, the subsequent quarters were characterized by a gradual recovery. However, developments at the company's three business sectors continued to show a very mixed picture. While the consumer goods businesses of Laundry & Home Care and Cosmetics/Toiletries continued to perform very well with organic growth rates of 2.9 percent and 3.5 percent respectively, sales of the Adhesive Technologies business sector decreased organically by 10.2 percent due to the difficulties encountered in major customer industries worldwide.

Operating profit (EBIT) increased by 38.6 percent from 779 million euros to 1,080 million euros. The comparable prior-year figure was burdened by restructuring charges resulting from the company's "Global Excellence" efficiency enhancement program. After adjusting for one-time gains and charges and restructuring charges totaling 284 million euros, operating profit decreased by 6.6 percent, from 1,460 million euros to 1,364 million euros, attributable to the downturn suffered by the Adhesive Technologies business sector.

Return on sales (EBIT margin) was 8.0 percent, while adjusted return on sales decreased slightly from 10.3 percent to 10.0 percent due to the margin decline at Adhesive Technologies. By contrast, adjusted return on sales of the consumer goods

businesses Laundry & Home Care and Cosmetics/Toiletries improved to 12.8 percent and 12.9 percent respectively.

Financial result decreased to –195 million euros, with the figure for the previous year having benefitted from a gain of 1,042 million euros arising from the disposal of Henkel's stake in Ecolab. Net interest improved by 84 million euros to –191 million euros. Due to the increase in cash flow and the lack of major acquisitions, Henkel was able to reduce its **net debt** compared to the prior-year by 1.0 billion euros to 2.8 billion euros. Together with the prevailing lower interest rates, this reduction in debt made a significant contribution to the improvement in Henkel's net interest result. At 29.0 percent, the **tax rate** was above the level of the previous year.

Due to the gain from the sale of the Ecolab stake in 2008, **net earnings** decreased by 605 million euros to 628 million euros. After deducting minority interests of 26 million euros, net earnings totaled 602 million euros. Adjusted net earnings after minority interests declined by 123 million euros to 822 million euros. **Earnings per preferred share** decreased from 2.83 euros to 1.40 euros. The adjusted figure was 1.91 euros compared to 2.19 euros in the previous year.

Good progress was also made in the management of net working capital. Compared to the prior-year, the **ratio of net working capital to sales** improved from 11.7 percent to 7.8 percent. **Free Cash Flow** was increased significantly from 457 million euros to 1,462 million euros compared to the prior year.

The Management Board, Supervisory Board and Shareholders' Committee will be proposing to Henkel's Annual General Meeting that it approve unchanged **dividends** of 0.53 euros per preferred share and 0.51 euros per ordinary share.

Business sector performance

The **Laundry & Home Care** business sector increased sales organically by 2.9 percent in fiscal 2009. In nominal terms, sales decreased by 1.0 percent to 4,129 million euros. The generally gratifying increase in organic sales was particularly attributable to double-digit improvements in the growth regions of Eastern Europe

and Africa/Middle East. Sales performance in Asia was influenced by the exit from the Chinese market at the end of 2008. Adjusted operating profit increased substantially by 17.8 percent, from 450 million euros to 530 million euros. This improvement reflects the benefits accruing from measures introduced to reduce cost and enhance efficiency and lower prevailing material prices. Adjusted return on sales increased by 2.0 percentage points to 12.8 percent. In the *Laundry* business segment, the strongest growth momentum was generated by heavy-duty detergents and fabric softeners. Henkel also benefited from successful innovations such as Persil ActicPower, which requires only half the usual detergent dosage and develops its full laundry power at just 15 degrees Celsius, and Vernel Crystals – innovative fragrance crystals for the wash. The Laundry business also enjoyed major success in North America with Purex Complete 3-in-1. Organic sales growth in the *Home Care* business segment was generated primarily by improved sales of dishwashing detergents and WC products. While sales in machine dishwashing products increased particularly in Eastern Europe, hand dishwashing product sales experienced their highest growth rates in the Africa/Middle East subregion. The strongest growth in the case of the WC products was in Eastern Europe. With new products having been launched onto the market here, the company also succeeded in increasing its overall market share.

With organic sales growth of 3.5 percent, the **Cosmetics/Toiletries** business sector was able to continue its highly gratifying growth rates of previous years, despite the recessive market environment. In nominal terms, sales were stable at 3,010 million euros due to foreign exchange effects and divestments in North America. Organic growth was boosted by the encouraging performance of the branded consumer goods business in Eastern Europe and the regions of Africa/Middle East, Latin America and Asia-Pacific. But also in Western Europe developments were positive despite the adverse market environment. At 387 million euros, adjusted operating profit was 2.1 percent above the level for the previous year. Systematic cost reduction measures and the further elimination of complexity resulted in an improvement in the business sector's cost structures. Adjusted return on sales increased by 0.3 percentage points versus prior year, reaching a record high of 12.9 percent. In the *Hair Cosmetics* business, sales experienced substantial organic growth while market shares rose to new heights. The primary growth drivers were the

Hair Care and Colorants businesses, due particularly to the highly successful international launches of the Syoss brand and Schwarzkopf Essential Color, a permanent colorant formulated without ammonia. In the Styling segment too, significant share gains in a declining market were made with new launches under Europe's leading styling brand Taft and the young fashion brand Got2b. The *Body Care* business also continued to perform well. The core brands Fa and Dial successfully continued their innovation offensive, gaining market shares with a number of new launches. In the *Skin Care* business, the introduction of Diadermine's Dr. Caspari Method Dermo-Ident treatment contributed to further consolidation of the position enjoyed by the Diadermine brand in the rapidly growing anti-aging segment. In the *Oral Care* business, good results were achieved with the new freshness variant Theramed 2-in-1 Arctic White. Despite the difficulties of the market environment, the *Hair Salon* segment was able to further expand its position as the world's number three.

In a significantly contracting overall market, sales of the **Adhesive Technologies** business sector decreased by 7.1 percent to 6,224 million euros. In organic terms, sales were 10.2 percent below the level of the previous year. The decreases in the growth regions were less pronounced than in the mature markets of Western Europe and North America. In Latin America, sales actually increased compared to prior year. At 506 million euros, adjusted operating profit was 25.6 percent lower due to considerable volume decreases and a resulting lower level of capacity utilization. Adjusted return on sales declined by 2.0 percentage points to 8.1 percent, although steady improvement was registered in the course of the year. This gradual upturn is attributable to the accelerated process of synergy realization arising from the integration of the National Starch businesses, the benefits accruing from the "Global Excellence" program and further measures implemented to reduce costs. The *Adhesives for Craftsmen, Consumers and Building* business was impacted by market decreases in purchases by consumers, destocking by customers and the prevailing recession in the building industry. Overall, however, business with the building sector has increased on the back of encouraging developments in the regions of Eastern Europe and Africa/Middle East. The *Transport and Metal* business was especially hard hit by the effects of the global economic crisis, although here too, there were slight signs of recovery as the year progressed. Through close collaborative

partnerships with major OEM customers from the automotive and metal processing industries the business was able to create further positive momentum. The *General Industry* business suffered from the decline in industrial production and a low level of propensity to invest, particularly in the case of durable goods, leaving sales overall well below the prior-year levels for this segment. Operations involving products for industrial maintenance, repair and overhaul under the Loctite brand performed at a more stable level and even posted a small degree of growth in North America. The *Packaging, Consumer Goods and Construction Adhesives* business remained somewhat more robust in a market environment characterized by falling demand for consumer goods. Adhesives for flexible packaging continued to perform well: here, the product portfolio has significantly expanded as a result of the integration of the National Starch businesses. The *Electronics* business was heavily affected by developments in the semiconductor market. Significant shrinkage in sales during the first half of the year, compared to 2008 levels, was followed by a degree of recovery in the second half.

Regional performance

At 8,335 million euros, the organic sales of the **Europe/Africa/Middle East** region were 1.9 percent below the level of the previous year. While the consumer goods businesses succeeded in generating a gratifying increase in sales, Adhesive Technologies posted a decline in the double-digit percentage range. There was a decrease in sales in Western Europe. In Eastern Europe, on the other hand, organic sales underwent a single-digit increase, and the Africa/Middle East subregion once again posted double-digit growth. Overall, the share of sales of the region declined from 63 to 61 percent. Sales in the **North America** region decreased organically by 8.6 percent to 2,546 million euros. All the company's business sectors suffered considerably from the underlying economic conditions, particularly during the first half of the year. The region's share of sales remained constant at 19 percent. The **Latin America** region continued to perform very encouragingly, posting organic sales growth of 5.0 percent to 825 million euros, with all business sectors contributing. The share of sales attributable to Latin America increased from 5 to 6 percent. Like Europe and North America, the **Asia-Pacific** region felt the effects of the economic crisis, with sales declining organically to 1,657 million euros, 5.8 percent below the

prior-year level. Reported sales amounted to 1,657 million euros. An increase in sales posted by Cosmetics/Toiletries was offset by a decline in Laundry & Home Care which resulted from the discontinuation of the business sector's operations in China at the end of 2008. The organic sales performance of the Adhesive Technologies business sector likewise experienced a downturn, although positive growth returned in the second half of the year. The share of total sales accounted for by this region rose to 12 percent. Sales in the **growth regions** of Eastern Europe, Africa/Middle East, Latin America and Asia (excluding Japan) increased organically by 3.7 percent, with continuous improvement apparent during the course of the year. The consumer businesses made a particularly important contribution to the gains made, registering growth rates close to the double-digit percentage mark, while developments at Adhesive Technologies were slightly regressive. In nominal terms, sales fell by 1.0 percent to 5,114 million euros. The share of sales of the growth regions increased from 37 to 38 percent.

Fourth quarter 2009

In the fourth quarter of 2009, Henkel was able to continue the positive development of its consumer goods businesses from previous quarters, while its Adhesive Technologies business sector performed noticeably better than expected. **Sales** amounted to 3,345 million euros compared to 3,541 million euros in the same quarter of 2008. **Organically** sales increased by 0.6 percent versus the prior-year quarter. **Operating profit** amounted to 293 million euros. Included in this figure are restructuring charges and one-time charges and gains totaling 121 million euros. Adjusted operating profit increased significantly from 379 million euros to 414 million euros. Adjusted **return on sales** rose by 1.7 percentage points to 12.4 percent.

Due to the gain from the sale of the Ecolab stake in 2008, **net earnings for the quarter** decreased by 684 million euros to 177 million euros. After deduction of minority interests in the amount of 7 million euros, quarterly net earnings came in at 170 million euros. **Earnings per preferred share** (EPS) amounted to 0.39 euros, while the adjusted figure increased from 0.57 euros to 0.64 euros.

Sales and profits forecast 2010

Henkel regards the mildly encouraging market conditions prevailing in the real economy and on the financial markets as still fragile. The general economic climate and its further development therefore remain difficult to gage with any degree of accuracy. Henkel's guidance for the current financial year is based on the assumption of moderate economic growth overall, but without expectation of a sustained upturn or any major growth dynamic.

Henkel is confident of again outperforming its relevant markets in terms of organic sales growth. A number of measures have already been introduced on the operational side, from which Henkel expects further positive momentum to develop. For example, the company anticipates additional contributions to profitability to emanate from the synergies arising from the integration of the National Starch businesses and its strict cost discipline. All these factors will positively influence the development of adjusted operating profit (EBIT) and adjusted earnings per preferred share (EPS). Henkel expects both metrics to undergo a noticeable improvement of more than 10 percent compared to the levels of 2009.

This information contains forward-looking statements which are based on the current estimates and assumptions made by the corporate management of Henkel AG & Co. KGaA. Forward-looking statements are characterized by the use of words such as expect, intend, plan, predict, assume, believe, estimate, anticipate, etc. Such statements are not to be understood as in any way guaranteeing that those expectations will turn out to be accurate. Future performance and the results actually achieved by Henkel AG & Co. KGaA and its affiliated companies depend on a number of risks and uncertainties and may therefore differ materially from the forward-looking statements. Many of these factors are outside Henkel's control and cannot be accurately estimated in advance, such as the future economic environment and the actions of competitors and others involved in the marketplace. Henkel neither plans nor undertakes to update any forward-looking statements.

Contact:

Oliver Luckenbach
☎ +49-2 11-7 97 16 31
Fax: +49-2 11-7 98 28 63
oliver.luckenbach@henkel.com

Constance Spitzer
☎ +49-2 11-7 97 89 33
Fax: +49-2 11-7 98 28 63
constance.spitzer@henkel.com

Christian Wietfeld
☎ +49-2 11-7 97 36 09
Fax: +49-2 11-7 98 28 63
christian.wietfeld@henkel.com

Stefan de Diego
☎ +49 2 11-7 97 15 10
Fax: +49-2 11-7 98 28 63
stefan.dediego@henkel.com

Andrea Haschke
☎ +49-2 11-7 97 21 66
Fax: +49-2 11-7 98 28 63
andrea.haschke@henkel.com

Ines Göldner
☎ +49-2 11-7 97 39 37
Fax: +49-2 11-7 98 28 63
ines.goeldner@henkel.com

Key figures Q4/2009 and 1-12/2009

in million euros	Sales		EBIT		EBIT margin	
	Q4	1-12	Q4	1-12	Q4	1-12
Laundry & Home Care						
2009	1,023	4,129	138	501	13.5%	12.1%
2008	1,061	4,172	130	439	12.3%	10.5%
organic	2.5%	2.9%	-	-	-	-
2009 adjusted [1]	-	-	155	530	15.2%	12.8%
2008 adjusted [1]	-	-	134	450	12.6%	10.8%
Cosmetics/Toiletries						
2009	736	3,010	97	387	13.2%	12.9%
2008	759	3,016	95	376	12.5%	12.5%
organic	3.3%	3.5%	-	-	-	-
2009 adjusted [1]	-	-	99	387	13.5%	12.9%
2008 adjusted [1]	-	-	98	379	12.9%	12.6%
Adhesive Technologies						
2009	1,543	6,224	59	290	3.8%	4.7%
2008	1,660	6,700	147	658	8.9%	9.8%
organic	-0.7%	-10.2%	-	-	-	-
2009 adjusted [1]	-	-	166	506	10.8%	8.1%
2008 adjusted [1]	-	-	146	680	8.8%	10.1%
Henkel						
2009	3,345	13,573	293	1,080	8.3%	8.0%
2008	3,541	14,131	155	779	4.6%	5.5%
organic	0.6%	-3.5%	-	-	-	-
2009 adjusted [1]	-	-	414	1,364 [2]	12.4%	10.0%
2008 adjusted [1]	-	-	379	1,460	10.7%	10.3%

Henkel	Q4/2008	Q4/2009	Change	1-12/ 2008	1-12/ 2009	Change
Earnings per preferred share in euros	2.00	0.39	-80.5%	2.83	1.40	-50.5%
Adjusted EPS per preferred share in euros	0.57	0.64	12.3%	2.19	1.91	-12.8%

Changes on the basis of figures in thousand euros

[1] adjusted for one-time charges/gains and restructuring charges

[2] adjusted EBIT Q3/2009 increased by 22 million euros from 385 million euros to 407 million euros

Henkel

A Brand like a Friend

Henkel AG & Co. KGaA, 40191 Düsseldorf, Deutschland

Office of International Corporation Finance
Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

USA

Datum / Date 04.03.2010
Ihre Nachricht / Your message

Abteilung / Dept. FJ Law
Telefon / Phone +49 211 797 3119
Telefax / Fax +49 211 798 13119
E-Mail / E-mail jutta.glass@henkel.com

Rule 12g3-2(b) Submission
File No. 82-4437
Henkel AG & Co.KGaA

Dear Sir or Madam,

Enclosed please find the Notice of Convocation of the Annual General Meeting of Henkel AG & Co. KGaA 2010.

Yours faithfully

Henkel AG & Co.KGaA



Kühn



Nicolas

Encl.

Notice of Convocation of the 2010 Annual General Meeting and the 2010 Extraordinary Meeting of Preferred Shareholders

This English text is a translation for information only. The original German text published in the electronic version of the Federal Gazette (Bundesanzeiger) of February 25, 2010, is the only authoritative version.

Henkel

A Brand like a Friend

Agenda at a Glance

Annual General Meeting 2010

1. Presentation of the annual financial statements and the consolidated financial statements as endorsed by the Supervisory Board, and of the management reports of Henkel AG & Co. KGaA and of the Group, including the corporate governance/ corporate management and remuneration reports, the report of the Supervisory Board for fiscal 2009, and the resolution to approve the annual financial statements of Henkel AG & Co. KGaA for fiscal 2009

2. Resolution for the appropriation of profit

3. Resolution to approve and ratify the actions of the Personally Liable Partner

4. Resolution to approve and ratify the actions of the Supervisory Board

5. Resolution to approve and ratify the actions of the Shareholders' Committee

6. Resolution on the appointment of the auditors of the annual financial statements and the consolidated financial statements for fiscal 2010 and the examiners for the financial review of interim reports

7. Resolution on supplementary Supervisory Board elections

8. Resolution to approve the compensation arrangements for members of the Management Board

9. Resolution to adopt the amendment of Art. 19 (3), Art. 20 (1) and (4), Art. 21 (2) and (3) and Art. 23 (3) of the Articles of Association in line with the requirements of the Act Implementing the Shareholders' Rights Directive (ARUG)

10. Resolution to renew authorization to purchase, appropriate and utilize the Corporation's own shares ("treasury stock") in accordance with Clause 71 (1) no. 8 of the German Stock Corporation Act (AktG) and to exclude the pre-emptive rights of existing shareholders

11. Resolution to cancel the existing authorized capital amount and to create a new authorized capital amount (Authorized Capital 2010) to be issued for cash with the option of excluding pre-emptive rights, with corresponding amendment of the Articles of Association

Extraordinary Meeting of Preferred Shareholders 2010

1. Announcement of the resolution of the Annual General Meeting of April 19, 2010 to cancel the existing authorized capital amount and to create a new authorized capital amount (Authorized Capital 2010) to be issued for cash with the option of excluding preemptive rights, with corresponding amendment of the Articles of Association

2. Special resolution of the preferred shareholders pertaining to the resolution of the Annual General Meeting to cancel the existing authorized capital amount and to create a new authorized capital amount (Authorized Capital 2010) to be issued for cash with the option of excluding pre-emptive rights, with corresponding amendment of the Articles of Association, as per the proposed resolution announced under Item 1 of this agenda

Convocation of the Annual General Meeting of

Henkel AG & Co. KGaA, Düsseldorf

Securities ID Numbers:

Ordinary shares	604 840
Preferred shares	604 843

International Securities Identification Numbers:

Ordinary shares	DE 0006048408
Preferred shares	DE 0006048432

The shareholders of our Corporation
are hereby invited to attend the
Annual General Meeting
on
Monday, April 19, 2010, 10.00 a.m.,
to be held in the
Congress Center Düsseldorf,
CCD-Stadthalle entrance,
Rotterdamer Straße 141,
40474 Düsseldorf, German

Admission from 8.30 a.m.

I. AGENDA

1. Presentation of the annual financial statements and the consolidated financial statements as endorsed by the Supervisory Board, and of the management reports of Henkel AG & Co. KGaA and of the Group, including the corporate governance/corporate management and remuneration reports, the report of the Supervisory Board for fiscal 2009, and the resolution adopting the annual financial statements of Henkel AG & Co. KGaA for fiscal 2009

Pursuant to Clause 171 AktG, the Supervisory Board endorsed the annual financial statements and the consolidated financial statements prepared by the Personally Liable Partner. Pursuant to Clause 286 (1) AktG, it is proposed that the annual financial statements be approved and adopted by the Annual General Meeting; the other documents mentioned above shall be made available to the Annual General Meeting without the requirement of adoption or approval.

The Personally Liable Partner, the Shareholders' Committee and the Supervisory Board propose that the annual financial statements, stating an unappropriated profit of 601,597,840.27 euros, be approved as presented.

2. Resolution for the appropriation of profit

The Personally Liable Partner, the Shareholders' Committee and the Supervisory Board propose that the unappropriated profit of 601,597,840.27 euros for fiscal 2009, be applied as follows:

a)	Payment of a dividend of 0.51 euros per ordinary share (178,162,875 shares)	= 132,495,896.25 euros
b)	Payment of a dividend of 0.53 euros per preferred share (178,162,875 shares)	= 94,426,323.75 euros
c)	Carry-forward of the remaining amount of to the following year (retained earnings)	374,675,620.27 euros
		= 601,597,840.27 euros

Treasury shares are not entitled to dividend. The amount in unappropriated profit which relates to the shares held by the Corporation at the date of the Annual General Meeting will be carried forward as retained earnings.

3. Resolution to approve and ratify the actions of the Personally Liable Partner

The Personally Liable Partner, the Shareholders' Committee and the Supervisory Board propose that the actions of the Personally Liable Partner be approved and ratified for fiscal 2009.

4. Resolution to approve and ratify the actions of the Supervisory Board

The Personally Liable Partner, the Shareholders' Committee and the Supervisory Board propose that the actions of the members of the Supervisory Board in office in 2009 be approved and ratified for that financial year.

5. Resolution to approve and ratify the actions of the Shareholders' Committee

The Personally Liable Partner, the Shareholders' Committee and the Supervisory Board propose that the actions of the members of the Shareholders' Committee in office in 2009 be approved and ratified for that financial year.

6. Resolution on the appointment of the auditors of the annual financial statements and the consolidated financial statements for fiscal 2010 and the examiners for the financial review of interim reports

The Supervisory Board in agreement with the recommendations of the Audit Committee, proposes that KPMG AG Wirtschaftsprüfungsgesellschaft, Berlin, Germany, be appointed auditors of the annual financial statements and of the consolidated financial statements for fiscal 2010 and as the examiners for the financial review of interim reports for fiscal 2010.

7. Resolution on supplementary Supervisory Board elections

Following a decision by Düsseldorf District Court, Dipl. Kfm. Johann-Christoph Frey was appointed as a member of the Supervisory Board of Henkel AG & Co. KGaA in lieu of

Dipl.-Ing. Albrecht Woeste who resigned from the Supervisory Board effective the end of September 22, 2009. In accordance with the provisions of the German Corporate Governance Code, the appointment of Mr. Frey is limited to the end of the 2010 Annual General Meeting. Mr. Konstantin von Unger has also resigned his position as shareholder-representative member of the Supervisory Board with effect from the end of the Annual General Meeting. Consequently, according to Article 12 (4) sentence 3 of the Articles of Association, two shareholder-representative members of the Supervisory Board must be elected for the remaining tenure of that body.

In accordance with Clause 96 (1) AktG in conjunction with Clause 7 (1) no. 2 of the German Co-determination Act of 1976 and Article 12 (1) of the Articles of Association, the Supervisory Board shall comprise eight shareholder-representative and eight employee-representative members. The shareholder-representative members of the Supervisory Board are elected by the Annual General Meeting; the Annual General Meeting is not bound to elect proposed candidates.

The Supervisory Board proposes that the following candidates

a) **Dipl.-Kfm. Johann-Christoph Frey**,
Dipl.-Kaufmann, Klosters/Switzerland,

Memberships of domestic or foreign supervisory bodies comparable with a statutory German supervisory board:
Henkel Ibérica S.A., Spain

b) **Dr. rer. nat. Kaspar Freiherr von Braun**
Astrophysicist (NASA/California Institute of Technology), Pasadena/California (USA)

No memberships of statutory German supervisory boards or similar domestic or foreign supervisory bodies

be elected with effect from the end of the Annual General Meeting for the remaining tenure of the Supervisory Board (to the end of the 2012 Annual General Meeting) as shareholder-representative members of said Supervisory Board. It is intended that the elections be conducted in accordance with the provisions of the German Corporate Governance Code on an individual candidate basis

8. Resolution to approve the remuneration system for members of the Management Board

According to Clause 120 (4) AktG as amended by the Act on the Appropriateness of Management Board Remuneration (VorstAG) of July 31, 2009, the general meeting of a listed corporation may resolve approval of the compensation system as applied to the members of the management board of that corporation. The non-contestable resolution establishes neither rights nor obligations.

With the Act on the Appropriateness of Management Board Remuneration (VorstAG), the legislature is pursuing the objective of linking executive compensation to a sustainable corporate management approach aligned to long-term benefits. The new arrangements will apply to contracts of employment and remuneration agreements concluded since the act came into force. The current system of compensation for the members of the Management Board, detailed in the Remuneration Report published on pages 26 et seq. in the 2009 Annual Report, is already largely governed by these principles. In order to reinforce the already given alignment of the executive compensation arrangements to long-term benefits, it is proposed that the remuneration system for the Management Board be orientated to the following principles. The detailed review of these principles is still ongoing; the Administration would, however, like to receive suggestions from shareholders and garner an initial response to these principles from the Annual General Meeting so that such views and opinions may be given due consideration prior to finalization of the details.

- **Structure and amounts**

  The structure and amounts of the emoluments accruing to the Management Board are aligned to the size and international activities of the corporation, its economic and financial position, its performance and future prospects, the normal levels of remuneration encountered in comparable companies and also the general compensation structure within the Corporation. The compensation package is further determined on the basis of the functions, responsibilities and performance of the individual executives and the performance of the Management Board as a whole. The variable compensation components have been devised such that they take into account both positive and negative developments.

The remuneration mix is designed to be internationally competitive while also providing an incentive for ongoing business development and a sustainable increase in shareholder value within a dynamic operating environment. The Supervisory Board of Henkel Management AG regularly reviews the compensation arrangements applied to the Management Board.

It is proposed that the remunerations of the members of the Management Board be comprised of the components described in the following, whereby the target compensation amount (total compensation amount excluding other emoluments and pension benefits) is to be made up of around 30% fixed annual salary plus short-term and long-term performance-related components, each of which should account for around 35% of the total. This target compensation amount is supplemented by other emoluments and pension benefits. The components in detail:

- **Fixed salary**

The annual non-performance-related fixed salary accounts for around 30% of the target compensation amount. The non-performance-related fixed salary is paid on a monthly basis. It is determined on the basis of the functions, responsibilities and period of Management Board service (in respect of both the former Henkel KGaA and the current Henkel AG & Co. KGaA) of the recipients concerned, and prevailing market conditions.

- **Variable compensation**

The proportion of the target compensation amount related to the variable compensation is to be around 60%. The variable compensation is to be made up of an annual performance-related component which account for around 35% of target compensation amount, and a long-term variable component which accounts for around 25% of the target compensation amount and takes the form of an investment by the recipient (own investment) in Henkel preferred shares with a minimum vesting period of three years.

a) Determining the variable compensation

The primary performance metrics used to determine the variable compensation are return on capital employed (ROCE) and earnings per preferred share (EPS) as generated in the year in question, both being adjusted for exceptional items. The further factors used in establishing the variable compensation payable to the Management Board member are: the Group results and the results of the relevant business sector, the management demonstrated in the relevant business sector and the individual contribution made by the Management Board member.

Depending on the level of target achievement ascertained by the Supervisory Board of Henkel Management AG, whereby due consideration is also given to the sustainability of the business success and performance evidenced in the financial year under review, the target amount is adjusted by a performance multiplier. In the event of 100% target achievement, the multiplier applied is 1.0.

The variable compensation is also subject to an overall cap, with the result that the amount paid may only range between 0% and 250% of the target amount.

b) Short-term and long-term components of the variable compensation

The variable compensation amount is paid annually in arrears once the corporation's annual financial statements have been approved by the Annual General Meeting. This triggers payment of around 60% of the variable compensation – corresponding to a share of the larget compensation amount of 35% – in cash. For the remaining 40% – corresponding to a share of the target compensation amount of 25% – the members of the Management Board acquire Henkel preferred shares on the basis of the price prevailing on the date of their acquisition (own investment), said shares having been placed in a blocked custody account with a three-year drawing restriction. This own investment ensures that the members of the Management Board participate through this portion of their compensation in the long-term performance of the corporation.

- **Long-term incentive (LTI)**

The long-term incentive, which accounts for 10% of the target compensation amount, consists of a variable cash payment based on the long-term performance of the corporation, the amount payable being determined by the increase registered in earnings per preferred share (EPS) over three consecutive years (the performance period).

On completion of the performance period, the degree of target achievement is ascertained by the Supervisory Board of Henkel Management AG on the basis of the increase in EPS achieved. The calculation is based on the approved and endorsed consolidated financial statements of the respective financial years as duly audited and provided with an unqualified opinion, with EPS also being first adjusted for exceptional items.

Depending on the level of target achievement ascertained by the Supervisory Board of Henkel Management AG, the target amount is adjusted by a performance multiplier. In the event of 100% target achievement, the multiplier applied is 1.0. The LTI is also subject to an overall cap with the result that the amount paid may only range between 0% and 250% of the target amount.

- **Pension benefits**

  The defined contribution pension system introduced on January 1, 2005 for new members of the Management Board, and explained in the Remuneration Report on page 28 et seq. of the 2009 Annual Report, is to be retained. Once a covered event occurs, the beneficiaries receive a superannuation lump-sum payment combined with a continuing basic annuity. The superannuation lump-sum payment comprises the total of annual contributions calculated on the basis of a certain percentage of the target compensation amount, this percentage being the same for all members of the Management Board. The annual contributions depend to a certain degree on developments in the annual total cash compensation paid in the financial year in question. Any vested pension rights earned within the corporation prior to the executive's joining the Management Board are taken into account as start-up units. The defined contribution pension system ensures appropriate retirement and welfare benefits while also incorporating a performance-related element.

- **Other emoluments**

  The members of the Management Board also receive other emoluments in the form of benefits arising out of standard commercial insurance policies and the provision of a company car.

- **Other regulatory provisions**

  In the event of members of the Management Board taking retirement, they are entitled to continued payment of their remuneration for a further six months, but not beyond the month of their 65th birthday. The corporation maintains on behalf of members of management bodies and employees of Henkel a third-party group insurance policy (D&O insurance) protecting against consequential loss, which policy shall also cover members of the Management Board. For members of the Management Board there is an own-risk deductible amounting to 10 percent per event up to a maximum of one-and-a-half times their fixed salary for losses occurring within a financial year

With the proportional make-up of the variable compensation package containing a long-term component and with the long-term incentive, recipients are provided with substantial motivation to pursue sustainable long-term business development as well as appropriate reward for the performance achieved in a financial year.

The Personally Liable Partner, the Shareholders' Committee and the Supervisory Board propose that the above-detailed principles of a future compensation system for the members of the Management Board be approved.

9. Resolution to adopt the amendment of Art. 19 (3), Art. 20 (1) and (4), Art. 21 (2) and (3) and Art. 23 (3) of the Articles of Association in line with the requirements of the Act Implementing the Shareholders' Rights Directive (ARUG)

Through the Act Implementing the Shareholders' Rights Directive (ARUG) of July 30, 2009, the time limits under German company law for registration of participation in the Annual General Meeting and for validating participation entitlement, and also the regulations governing the form of powers of representation, the conduct of the Annual General Meeting and the exercising of shareholder rights by electronic means have all been modified, as a result of which amendments to the Articles of Association have also become necessary. The ARUG also opens up the possibility of postal voting.

The Personally Liable Partner, the Shareholders' Committee and the Supervisory Board propose that Art. 19 (3), Art. 20

(1) and (4), Art. 21 (2) and (3) and Art. 23 (3) of the Articles of Association be amended or supplemented as follows (amendments and supplements indicated in bold):

aa) 19. Place and Convocation
(3) Unless an earlier date is legally permissible, the convocation of the General Meeting is announced by a notice published at least thirty days prior to **the last date of registration as per Article 20 (1) sentence 2. The date of convocation is not to be included in the time limit**

bb) 20. Participation Entitlement
(1) Only those shareholders shall be entitled to participate in the General Meeting and to exercise **voting rights who register in text form in** either German or English within the time limit **prior to the date of the General Meeting, and who** validate their entitlement to participate in the General Meeting and to exercise their rights to vote according to (2) below. The registration and **means of validation must arrive at the office cited** in the **Notice of Convocation** by the end of the **sixth day prior to the date of the General Meeting.** The **Notice of Convocation** may impose a period **shortened to a minimum of three days prior to the General Meeting. The date of convocation is not included in the time limit.**

(4) Time limits **and deadlines** per Articles 19 and **20 shall be calculated back from the non-inclusive date of the General Meeting. If the end of the** time limit coincides with a Saturday, Sunday or a legally recognized public holiday at the Corporation's domicile, this day shall also be counted; **there shall be no deferment to a previous or subsequent working day.**

cc) 21. Voting Rights
(2) The right to vote can be exercised by proxy. The assignment of the proxy, its revocation or cancelation, and verification of the power of representation to the Corporation must be in text form, notwithstanding Clause 135 AktG. The Notice of Convocation may stipulate a relaxation of this formal requirement.

(3) The Personally Liable Partner is authorized to enable shareholders to cast their votes in writing or through electronic communications without attending the meeting (postal vote).

dd) 23. Chairperson, Attendance, Broadcast
(3) The person chairing the meeting can allow the proceedings at a General Meeting to be broadcast in full or in part in audio or video format; the broadcast may also be made fully accessible to the general public. Where legally permissible, the **Personally Liable Partner is also authorized to allow attendance and voting at the General** Meeting **via electronic communications.**

10. Resolution to renew authorization to purchase and appropriate the Corporation's own shares ("treasury stock") in accordance with Clause 71 (1) no. 8 AktG and to exclude the pre-emptive rights of existing shareholders

Due to the expiry of the authorization resolved at the last Annual General Meeting, it is proposed that the Personally Liable Partner again be authorized to purchase the Corporation's own shares in the market or by way of a public purchase offer. Pursuant to Clause 71 (1) no. 8 AktG as amended by the Act Implementing the Shareholders' Rights Directive (ARUG), the period of validity of the authorization shall be five years.

The Personally Liable Partner, the Shareholders' Committee and the Supervisory Board propose the following resolution:

a) That the Personally Liable Partner be authorized in accordance with Clause 71 (1) no. 8 AktG to purchase ordinary and/or preferred shares of the Corporation at any time up to April 18, 2015, in an amount up to 10 percent of the capital stock of the Corporation at the time of the resolution in General Meeting or – if of lower value – of the capital stock of the Corporation at the time of each utilization of the present authorization, subject to the condition that the shares acquired on the basis of this authorization, together with the other treasury stock that the Corporation has already acquired or still holds, and which is attributable to the Corporation in accordance with § 71d and § 71e AktG, shall not at any

time exceed 10 percent in total of the capital stock. The purchase may be limited to shares of one class.

That the authorization may be exercised in whole or in part, once or several times, individually or jointly by the Corporation or one of the companies dependent upon it as defined in Clause 17 AktG, or by third parties on behalf of the Corporation or said companies.

That the authorization to purchase the Corporation's own shares ("treasury stock") at any time up to October 19, 2010, approved by resolution of the shareholders at the Annual General Meeting held on April 20, 2009, be withdrawn with effect from the date when this new authorization becomes operative.

b) That purchases may be made, at the discretion of the Personally Liable Partner, (1) in the market or (2) either by means of a public offer of purchase addressed to all shareholders or by means of a public invitation to submit offers of sale (sale tenders).

(1) If the shares are purchased in the market, the consideration paid by the Corporation (excluding incidental costs) for each share must not be more than 10 percent above or below the opening price of Henkel shares of the same class quoted on the XETRA trading system (or a comparable successor system) of the Frankfurt Securities Exchange on the date when the purchase obligation arises.

(2) In the case of purchase by means of a public offer of purchase, or a public invitation to submit offers of sale (sale tenders), the Personally Liable Partner shall stipulate the share purchase price or the share purchase price spread. Where a share purchase price spread is stipulated, the final price shall be determined from the declarations of acceptance or sale tenders received. The public offer or the invitation to tender may include a time limit for acceptance or submissions, certain conditions and also the proviso that the share purchase price spread may be adjusted during the time limit for acceptance or tender submissions if, following publication of the formal offer or the invitation to submit sale tenders, there are significant movements in price during the time limit for acceptance or submissions.

The consideration paid by the Corporation (excluding incidental costs) for each share, or the share purchase price spread, must not be more than 10 percent above or below the arithmetic average of the closing prices of the Corporation's shares of the same class quoted on the XETRA trading system (or a comparable successor system) of the Frankfurt Securities Exchange on the last five trading days prior to the date of the announcement of the offer or the invitation to submit sales tenders. In the case of an adjustment to the share purchase price, the relevant amount shall be determined on the basis of the closing price of Henkel shares of the same class prevailing on the last trading day before the final decision on the purchase price adjustment.

The volume purchased may be limited. If, in the case of a public purchase offer or a public invitation to submit sale tenders, the volume of the shares made available exceeds the envisaged buy-back volume, the purchase may then be effected on a pro-rata basis in accordance with the ratio of shares offered (tender ratios) in each case, rather than participation ratios. Provision may also be made for priority acceptance of smaller numbers of shares up to 100 of the shares offered for purchase or tendered per shareholder. In addition, the principles of commercial rounding may be applied in order to avoid arithmetic fractions of shares.

c) Besides disposal in the market or by way of an offer addressed to all shareholders, the Personally Liable Partner is authorized – subject to the approval of the Shareholders' Committee and of the Supervisory Board – to use the Corporation's own shares ("treasury stock") acquired on the basis of this or an earlier authorization as follows:

(1) The Personally Liable Partner may offer and transfer treasury stock to third parties against benefits or contributions in kind for the purpose of forming business combinations or of acquiring businesses or participating interests in businesses.

(2) (2) The Personally Liable Partner may sell treasury stock against payment in cash, provided that the selling price is not significantly less than the quoted market price of the shares on the date of the sale. In this case, the proportion of the capital stock represented by the

shares sold on the basis of this authorization, together with the proportion of the capital stock represented by shares issued or sold during the period of validity of this authorization, with the pre-emptive rights of existing shareholders excluded through direct or corresponding application of Clause 186 (3) sentence 4 AktG, must not exceed a total of 10 percent of the capital stock in existence at the time of this authorization becoming operative or – if this value is lower – being exercised. Also to be taken into account in this restriction are shares that, during the validity of this authorization, are used to service bonds with warrants or conversion rights or bonds that establish a conversion obligation, issued by the Corporation or one of the companies dependent upon it as defined in Clause 17 AktG, provided that these bonds were or are issued with the pre-emptive rights of existing shareholders excluded pursuant to Clause 186 (3) sentence 4 AktG.

(3) (3) The Personally Liable Partner may also use treasury stock to fulfill warrants or conversion rights or a conversion obligation granted on the issuance of bonds by the Corporation or one of the companies dependent upon it as defined in Clause 17 AktG.

(4) (4) The Personally Liable Partner may cancel treasury stock without any further resolution in General Meeting being required. Such cancelation may be restricted to a portion of treasury stock. Multiple use may be made of the authorization to cancel treasury stock. The Personally Liable Partner may stipulate that the cancelation – rather than by way of capital reduction – is performed in a simplified process without capital reduction in that the capital stock remains unchanged and the arithmetic proportion of the other shares relative to the capital stock is increased in accordance with Clause 8 (3) AktG. The Personally Liable Partner is, in such cases, authorized to adjust the number of shares indicated in the Articles of Association.

d) In the event of the Corporation's shares acquired on the basis of this authorization being used for one or several of the purposes cited under c), the pre-emptive rights of existing shareholders to treasury stock are excluded. Moreover, the Personally Liable Partner may, in the case of disposal of purchased treasury stock under the terms of an offer addressed to all shareholders, exclude the pre-emptive rights of existing shareholders in respect of fractional entitlements – subject to the approval of the Shareholders' Committee and the Supervisory Board. Where treasury stock is to be sold by means of an offer addressed to all shareholders, the Personally Liable Partner is further authorized – subject to the approval of the Shareholders' Committee and of the Supervisory Board – to exclude the pre-emptive rights of existing shareholders to the extent necessary in order to grant to bondholders with warrants or conversion rights or bonds that establish a conversion obligation issued by the Corporation or one of the companies dependent upon it as defined in Clause 17 AktG, pre-emptive rights to these shares in the amount to which said bondholders would be entitled in the event of exercising the warrant options or conversion rights or after fulfillment of the conversion obligation.

11. Resolution to cancel the existing authorized capital amount and to create a new authorized capital amount (Authorized Capital 2010) for cash contributions with the option of excluding pre-emptive rights, with corresponding amendment of the Articles of Association

The authorized capital approved by the Annual General Meeting on April 10, 2006 (Authorized Capital 2006) becomes invalid effective April 9, 2011. In order to ensure that the Corporation has appropriate authorized capital at its disposal at all times, the provision relating to Authorized Capital 2006 in Art. 6 (5) of the Articles of Association is to be canceled and a new, corresponding Authorized Capital 2010 to be issued for cash created with the option of excluding the pre-emptive rights of existing shareholders.

The Personally Liable Partner, the Shareholders' Committee and the Supervisory Board propose the following resolution:

a) That the Personally Liable Partner be authorized – subject to the approval of the Shareholders' Committee and the Supervisory Board – to increase the capital stock of the Corporation during the period until April 18, 2015, by up to a nominal total of 25,600,000 euros through the issuance for cash of new preferred shares with no voting rights. The authorization may be utilized to the full extent allowed or once or several times in partial amounts.

Existing shareholders shall essentially be granted preemptive rights. The shares are to be transferred to banks and similar credit institutions on condition that they be offered for purchase to existing shareholders. The Personally Liable Partner is, however, authorized – with the approval of the Shareholders' Committee and of the Supervisory Board – to exclude the pre-emptive rights of existing shareholders

- in order to dispose of any fractional amounts to the exclusion of the pre-emptive rights of shareholders,
- to the extent necessary in order to grant to bondholders with warrants or conversion rights or bonds that establish a conversion obligation issued by the Corporation or one of the companies dependent upon it as defined in Clause 17 AktG, pre-emptive rights to new shares in the amount which said bondholders would be entitled in the event of exercising the warrant options or conversion rights or after fulfillment of the conversion obligation,
- if the issue price of the new shares is not significantly below the quoted market price of the shares of the same class. In this case, the proportion of the capital stock represented by the shares sold on the basis of this authorization, together with the proportion of the capital stock represented by shares issued or sold during the period of validity of this authorization, with the pre-emptive rights of existing shareholders excluded through direct or corresponding application of Clause 186 (3) sentence 4 AktG, must not exceed a total of 10 percent of the capital stock in existence at the time of this authorization becoming operative or – if this value is lower – being exercised. Also to be taken into account in this restriction are shares that, during the validity of this authorization, are used to service bonds with warrants or conversion rights or a conversion obligation, issued by the Corporation or one of the companies dependent upon it as defined in Clause 17 AktG, provided that these bonds were or are issued with the pre-emptive rights of existing shareholders excluded pursuant to Clause 186 (3) sentence 4 AktG.

That the Personally Liable Partner be authorized – subject to the approval of the Shareholders' Committee and the Supervisory Board – to stipulate the further specifics of the share rights and the conditions of share issue (Authorized Capital 2010).

b) With cancelation of the existing authorization, the previous Authorized Capital 2006 per Art. 6 (5) of the Articles of Association is to be canceled and Art. 6 (5) of the Articles of Association is to be amended as follows:

„(5) The Personally Liable Partner is authorized – subject to the approval of the Shareholders' Committee and the Supervisory Board – to increase the capital stock of the Corporation during the period until April 18, 2015, by up to a nominal total of 25,600,000 euros through the issuance for cash of new preferred shares with no voting rights. The authorization may be utilized to the full extent allowed or once or several times in partial amounts.

Existing shareholders shall essentially be granted preemptive rights. The shares are to be transferred to banks and similar credit institutions on condition that they be offered for purchase to existing shareholders. The Personally Liable Partner is, however, authorized – with the approval of the Shareholders' Committee and of the Supervisory Board

- to exclude the pre-emptive rights of existing shareholders,
- in order to dispose of any fractional amounts to the exclusion of the pre-emptive rights of shareholders,
- to the extent necessary in order to grant to bondholders with warrants or conversion rights or bonds that establish a conversion obligation issued by the Corporation or one of the companies dependent upon it as defined in Clause 17 AktG, pre-emptive rights to new shares in the amount which said bondholders would be entitled in the event of exercising the warrant options or conversion rights or after fulfillment of the conversion obligation,

- if the issue price of the new shares is not significantly below the quoted market price of the shares of the same class. In this case, the proportion of the capital stock represented by the shares sold on the basis of this authorization, together with the proportion of the capital stock represented by shares issued or sold during the period of validity of this authorization, with the pre-emptive rights of existing shareholders excluded through direct or corresponding application of Clause 186 (3) sentence 4 AktG, must not exceed a total of 10 percent of the capital stock in existence at the time of this authorization becoming operative or – if this value is lower – being exercised. Also to be taken into account in this restriction are shares that, during the validity of this authorization, are used to service bonds with warrants or conversion rights or a conversion obligation, issued by the Corporation or one of the companies dependent upon it as defined in Clause 17 AktG, provided that these bonds were or are issued with the pre-emptive rights of existing shareholders excluded pursuant to Clause 186 (3) sentence 4 AktG

The Personally Liable Partner is authorized – subject to the approval of the Shareholders' Committee and the Supervisory Board – to stipulate the further specifics of the share rights and the conditions of share issue (Authorized Capital 2010)."

c) The Personally Liable Partner is instructed only to register the resolutions per a) and b) above regarding the creation of Authorized Capital 2010 and the cancelation of Authorized Capital 2006 subject to the condition that Authorized Capital 2006 shall only be canceled once the new Authorized Capital 2010 has been registered.

d) The Supervisory Board is authorized to amend Articles 5 and 6 of the Articles of Association in accordance with the level of utilization of Authorized Capital 2010 and on expiry of the authorization validity.

II. Reports and supplementary information relating to the agenda items

1. Report to the Annual General Meeting in respect of Item 10 on the Agenda, as required by Clause 71 (1) no. 8 and Clause 186 (4) sentence 2 of the German Stock Corporation Act (AktG)

The authorization proposed under Agenda Item 10 relates to the purchase of the Corporation's own shares ("treasury stock"). The authorization to purchase the Corporation's own shares, which was approved at the Annual General Meeting held on April 20, 2009 under Item 12 on the Agenda for that meeting, is only valid until October 19, 2010. It therefore requires renewal, as does the authorization to dispose of shares in other ways, as permitted under Clause 71 (1) no. 8 sentence 5 AktG, and the authorization to cancel shares as permitted under Clause 71 (1) no. 8 sentence 6 AktG. According to the new Clause 71 (1) no. 8 sentence 6 AktG as amended by the Act Implementing the Shareholders' Rights Directive (ARUG), the authorization should remain valid for five years. The proposed authorization will enable the Corporation to realize the benefits associated with the acquisition of its own shares in the interests of the Corporation and its shareholders.

The authorization relates to the purchase of both ordinary and preferred shares. The purchase may be limited to shares of one class.

As permitted under Clause 71 (1) no. 8 AktG, other forms of purchase and disposal may be applied in addition to the typical method of purchase and disposal in the market. Thus, treasury stock may also be acquired by means of a public offer addressed to the shareholders or by public invitation to submit sales tenders. In these cases, the shareholders may decide how many shares they wish to sell and, in the event of a price spread being stipulated, at which price they wish to sell.

In acquiring the Corporation's own shares, the principle of equal treatment as defined in Clause 53a AktG must be upheld. The proposed acquisition of the shares in the market or by way of a public offer or a public invitation to submit sales tenders is in keeping with this principle. Inasmuch as the number of shares offered or tendered exceeds the envisaged number of shares, purchase or acceptance may be effected on a pro-rata basis. The purchase may then be effected on a pro-rata basis in accordance with the ratio of shares offered (tender ratios) in each case, rather than participation ratios, as this enables the purchasing process to be technically managed on a commercially sound basis. Allowing pre-emptive claims to smaller numbers of up to

100 shares tendered per shareholder also serves to simplify the process. Applying the principles of commercial rounding avoids the problem of arithmetic fractions of shares.

The shares thus acquired as treasury stock may be used for all legally permissible purposes including in particular, to the exclusion of the pre-emptive rights of existing shareholders, those indicated hereinafter:

The proposed resolution includes the grant of authorization to offer and transfer the shares purchased to third parties against benefits or contributions in kind, in particular for the purpose of acquiring businesses, parts of businesses or participating interests in businesses or for forming business combinations.

Treasury stock is an important instrument as acquisition currency. International competition and the process of business globalization increasingly demand that a company's treasury stock be used as consideration for the acquisition of other businesses, parts of businesses or participating interests in businesses or for forming business combinations. The granting of treasury stock can be a useful means of providing consideration as it protects the liquidity of the company and avoids the tax disadvantages arising from the fiscal regulations in force in certain countries. The authorization proposed here for transferring the shares purchased is therefore intended to place the Corporation in a position of being able to make the most of opportunities to acquire businesses or participating interests therein rapidly and in a flexible manner as such opportunities arise, and particularly without having to wait the often unfeasible time required for a resolution in General Meeting. In addition to business acquisitions, the authorization may in particular be used for the acquisition of receivables (loans and bonds) against the Corporation or against companies dependent upon it and thus to a reduction in external debt. Whether, in individual cases, treasury stock or – if applicable – shares from authorized capital are to be used is decided upon by the Personally Liable Partner taking into account the interests of the shareholders of the Corporation. In determining the valuation ratios, the Personally Liable Partner shall consider the market price of the relevant Henkel shares; there is no schematic link with the market price so that negotiation results, once achieved, cannot be put in question by possible fluctuations in the market price. There are currently no definite plans to use this authorization.

The resolution also proposes that Management likewise be authorized to sell any treasury stock purchased to third parties against payment in cash in a process other than in the market or by way of an offer addressed to all shareholders, with exclusion of the pre-emptive rights of existing shareholders as permitted under Clause 186 (3) sentence 4 AktG. The authorization serves the purpose of ensuring that the Corporation always has adequate equity at its disposal, enabling it to respond quickly and effectively to favorable stock exchange developments. The investment and financial interests of shareholders are suitably safeguarded by such an approach. The authorization ensures that the proportion of the capital stock represented by the shares sold on the basis of such authorizations, together with the proportion of the capital stock represented by other shares issued or sold during the period of validity of such authorizations, with the pre-emptive rights of existing shareholders excluded through direct or corresponding application of Clause 186 (3) sentence 4 AktG, cannot exceed a total of 10 percent of the capital stock in existence at the time of this authorization becoming operative or – if this value is lower – being exercised. Also to be taken into account in this restriction are shares that, during the validity of this authorization, are used to service bonds with warrants or conversion rights or a conversion obligation, issued by the Corporation or one of the companies dependent upon it as defined in Clause 17 AktG, provided that these bonds were or are issued with the pre-emptive rights of existing shareholders excluded pursuant to Clause 186 (3) sentence 4 AktG. Moreover, the shares may only be sold at a price that is not significantly below the prevailing market price. The sale price is only finalized shortly before the sale. Management will endeavor to keep any discount on the quoted price as small as possible, taking into account the prevailing market conditions. Limiting the number of shares sold and requiring the selling price to be fixed close to the market price ensure that shareholders are adequately protected against the value of their shares becoming diluted. There are currently no definite plans to use this authorization.

The Corporation shall also be permitted to use the treasury stock acquired in accordance with this authorization in order to satisfy warrants or conversion rights granted by the Corporation or one of the companies dependent upon it as defined in Clause 17 AktG. It may be advantageous to use treasury stock, either in part or in whole, instead of shares generated from a corresponding capital

increase in order to satisfy the ensuing rights to acquire Henkel shares. The exclusion of the pre-emptive rights of existing shareholders would be a necessary prerequisite in such a process. The authorization also creates a facility whereby the pre-emptive rights of existing shareholders may be selectively excluded in the event of a sale of shares by means of an offer addressed to existing shareholders, in favor of the bondholders with warrants or conversion rights or bonds that establish a conversion obligation. This creates the possibility whereby, on the issuance of bonds with warrants or conversion rights or bonds that establish a conversion obligation, purchasers can be granted a pre-emptive right to shares as protection against dilution rather than being offered a reduction in the warrant or conversion price. This can facilitate a larger flow of funds to the Corporation.

Finally, the Personally Liable Partner is to be authorized, in the case of disposal of treasury stock under the terms of an offer of sale addressed to all shareholders, to exclude the pre-emptive rights of shareholders in respect of fractional entitlements – subject to the approval of the Shareholders' Committee and the Supervisory Board. This is necessary in order to enhance technical efficiency in the disposal of acquired treasury stock by way of such an offer to shareholders. The free fractional amounts of treasury stock excluded from the pre-emptive rights of the shareholders shall be disposed of to the best possible effect for the Corporation, either by sale in the market or by some other process.

Such shares purchased may be canceled by the Corporation without any further resolution in General Meeting being required. Cancelation shall either be effected by way of capital reduction or, as permitted by Clause 237 (3) no. 3 AktG, using the simplified process whereby the capital stock remains unchanged by increasing the proportion of the other shares relative to the capital stock pursuant to Clause 8 (3) AktG. The Personally Liable Partner is to be authorized in such cases to amend the Articles of Association with respect to the change in the number of individual shares.

The authorization to dispose of treasury stock covers shares that are purchased on the basis of this proposed resolution and those purchased on the basis of authorizations previously approved and passed in earlier General Meetings. In the event that the authorization is used, the Personally Liable Partner shall inform the subsequent General Meeting thereof.

2. Report by the Personally Liable Partner to the Annual General Meeting pursuant to Clause 203 (2) sentence 2 and Clause 186 (4) sentence 2 AktG in respect of Item 11 of the agenda

The proposal before the Annual General Meeting is that it approve the creation of an Authorized Capital 2010 totaling up to a nominal 25,600,000 euros through the issuance of new non-voting preferred shares. This will take the place of the existing and as yet unutilized Authorized Capital 2006 and ensure that the Corporation can cover a corresponding financial requirement quickly and flexibly.

In the event of utilization of Authorized Capital 2010, whether in one or several partial amounts, such utilization shall not exceed the total nominal amount of 25,600,000 euros. The proposed total of Authorized Capital 2010 would, if utilized in full, increase the current capital stock by approximately 5.85 percent.

Existing shareholders will, in the event of utilization of Authorized Capital 2010, in principle retain pre-emptive rights of purchase. However, the proposed authorization provides the Personally Liable Partner with the option – subject to the approval of the Shareholders' Committee and the Supervisory Board – of excluding such pre-emptive rights in respect of fractional entitlements. The purpose of the exclusion of pre-emptive rights in respect of fractional amounts is to facilitate efficiency and the practical management of disposal based on rounded entitlements. The free fractional amounts of new shares excluded from the pre-emptive rights of the shareholders shall be disposed of to the best possible effect for the Corporation, either by sale in the market or by some other process.

The possibility of exclusion of pre-emptive rights is also required so that, to the extent necessary, creditors/holders of bonds with warrants or conversion rights or bonds that establish a conversion obligation may be granted pre-emptive rights to new shares where stipulated in the conditions of issue underlying such bonds. In order to facilitate placement in the capital market, such bonds are regularly provided with anti-dilution protection so that creditors/holders of the bonds concerned are granted a

pre-emptive right to purchase shares subsequently issued corresponding to the pre-emptive entitlement of shareholders. The creditors/holders are therefore treated as if they are already shareholders. In order to provide bonds with such anti-dilution protection, the pre-emptive rights of existing shareholders to such shares must be excluded. This facilitates bond placement and therefore serves the interests of shareholders in that the Corporation's financial structure can be appropriately optimized.

It should also be possible to exclude pre-emptive rights – subject to the approval of the Shareholders' Committee and the Supervisory Board – when the shares are issued at a price not significantly below the market quotation. Exclusion allows placement close to market price so that, in the interest of strengthening the Corporation's equity base, the usual market price discount associated with a rights issue is avoided. The investment and financial interests of shareholders are suitably safeguarded by such an approach. The authorization ensures that, even together with other similar authorizations, not more than a total of 10 percent of the capital stock in existence at the time of this authorization becoming operative or – if this value is lower – being exercised can be issued or sold with the pre-emptive rights of existing shareholders excluded through direct or corresponding application of Clause 186 (3) sentence 4 AktG. Also to be taken into account in this 10 percent restriction are shares that, during the validity of this authorization, are used to service bonds with warrants or conversion rights or a conversion obligation, issued by the Corporation or one of the companies dependent upon it as defined in Clause 17 AktG, provided that these bonds were or are issued with the pre-emptive rights of existing shareholders excluded pursuant to Clause 186 (3) sentence 4 AktG. In utilizing this authorization, the Personally Liable Partner shall endeavor to keep the market price discount as low as possible, taking into account the market conditions prevailing at the time of placement.

This stipulation ensures that, in keeping with statutory requirements, due consideration is given to the need to provide anti-dilution protection of the investment of existing shareholders. According to statute, exclusion of pre-emptive rights is permitted for up to 10 percent of the capital stock under these conditions. This limit will not be exceeded with this authorization, even if fully utilized with the pre-emptive rights of existing shareholders excluded. 10 percent of the capital stock corresponds to 43,795,875 euros, and the proposed framework with up to 25,600,000 euros corresponding to 25,600,000 new preferred shares, is substantially below that figure. At the same time, the proposed authorization ensures that, even together with other similar authorizations, the amount of shares issued with the pre-emptive rights of existing shareholders excluded cannot exceed the maximum arithmetic ratio of 10 percent of the capital stock. Because the issue price for the new shares is to be close to the market quotation, every shareholder will have the opportunity of purchasing new shares under almost the same conditions, in order to maintain their shareholding ratio. Given the liquidity of Henkel preferred shares in the market, there is constant opportunity to purchase additional shares via the stock exchange.

There are currently no definite plans to use this authorization. However, anticipating decisions with the possibility of excluding pre-emptive shareholder rights are permissible and are common national and international practice. The Personally Liable Partner will in all cases carefully consider whether to exercise the authorization to utilize Authorized Capital 2010 or to increase the capital stock with exclusion of the pre-emptive rights of existing shareholders, and whether such action is in the interests of the Corporation. The Supervisory Board and the Shareholders' Committee will only give the necessary approval to allow utilization of Authorized Capital 2010 and exclusion of the pre-emptive rights of existing shareholders where they too are convinced that this is in the interests of the Corporation.

In consideration of all these circumstances it can be safely assumed that authorization to exclude pre-emptive rights under the conditions cited is necessary, appropriate for and commensurate with the objectives pursued and is in entirely in the interests of the Corporation.

The Personally Liable Partner will inform General Meeting of every utilization of Authorized Capital 2010.

III. Further details relating to the Notice of Convocation

1. Documents available for examination

Once the Annual General Meeting has been announced, the following documents relating to Agenda Items 1 and

2 will be available for examination by shareholders at the business premises of Henkel AG & Co. KGaA, Henkelstrasse 67, 40589 Düsseldorf, Germany:

- Annual financial statements, consolidated annual financial statements, management reports for the Company and the Group including the corporate governance/corporate management and remuneration reports, the report of the Supervisory Board, and the proposal of the Personally Liable Partner for appropriation of profit

The above documents are available via the internet (www.henkel.de/hv; www.henkel.com/agm) and will also be made available at the Annual General Meeting of Henkel AG & Co. KGaA. The same applies to this Notice of Convocation.

2. Total number of shares and voting rights

At the time of convocation of the Annual General Meeting, the capital stock of the Corporation amounted to 437,958,750 euros. This is divided into a total of 437,958,750 bearer shares of no par value with a proportional nominal value of 1.00 euros each, of which 259,795,875 are ordinary shares carrying the same number of voting rights, and 178,162,875 are preferred shares with no voting rights. According to Clause 140 (2) sentence 1 AktG, preferred shares with no voting right cannot be used to vote in the Annual General Meeting.

3. Conditions of participation in the Annual General Meeting and of exercising voting rights

In accordance with Art. 20 of the Articles of Association, only those shareholders who, no later than the end of the sixth day prior to the day of the Annual General Meeting (excluding the date of said meeting), that is, pursuant to Clause 123 (2) of the German Stock Corporation Act (AktG), by the end of **April 12, 2010**, transmit to the Corporation a written validation issued by their depositary bank confirming ownership of shares shall be entitled to attend the Annual General Meeting (ordinary and preferred shares) and to exercise voting rights (ordinary shares only). This validation should be sent to the following address:

Registration office:
Henkel AG & Co. KGaA
c/o Commerzbank AG
WASHV dwpbank AG
Wildunger Straße 14
60487 Frankfurt am Main
Fax: +49 (0) 69/5099-1110
E-mail: hv-eintrittskarten@dwpbank.de

Proof of share ownership must relate to the start of the 21st day prior to the Annual General Meeting (Record Date), that is, to the beginning of **March 29, 2010**. In the case of shares not held in a securities depositary managed by a bank or a financial services institution at the relevant time, certification of share ownership may be provided by the Corporation or by a notary, by a bank for the central depositary of securities or another bank or financial services institution

The registration and validation documentation must be in either German or English. A text format is sufficient for validation purposes.

The Record Date is the cutoff date for determining share ownership for participation in the Annual General Meeting and exercising voting rights. Pursuant to Clause 123 (3) sentence 6 AktG as related to the Corporation in respect of participation in the Annual General Meeting (holders of ordinary and holders of preferred shares) and exercising voting rights (holders of ordinary shares only), only shareholders who have validated share ownership as of the Record Date will be recognized as such. In the event of doubt as to the correctness or authenticity of the validation, the Corporation is entitled to demand a further suitable means of proof. If this means of proof is not forthcoming, or is not provided in the appropriate form, the Corporation may refuse participation in the Annual General Meeting and the exercising of voting rights.

Shares will not be frozen as a result of registration for the Annual General Meeting; shareholders can therefore dispose of their shares as they wish following registration.

On receipt registration and of validation of their ownership of shares, the shareholders concerned will be sent admission cards for the Annual General Meeting by the Registration Office. In order to ensure the timely receipt

of these admission cards, we request that shareholders intending to attend the Annual General Meeting request an admission card from their depositary bank at the earliest possible time. The requisite registration and certification of share ownership will then be carried out by the depositary bank.

To ensure efficient organization of the Annual General Meeting, we request that you register early, and that you only register if you seriously intend to participate in the Annual General Meeting. Each shareholder will only be issued one admission card for the Annual General Meeting.

4. Voting and proxy voting procedures

Only ordinary shareholders are entitled to vote at the Annual General Meeting. Ordinary shareholders who do not want to participate personally at the Annual General Meeting can appoint a representative (proxyholder) to attend on their behalf and exercise their voting rights. In this case too, it is essential that registration be completed and that verification of the shareholding be duly presented in good time.

The assignment of a proxy, its revocation/cancelation and verification of such power of representation to the Corporation must be in text form unless otherwise stipulated below.

Proxy forms are sent to shareholders together with their admission card. Shareholders can assign power of representation to their chosen proxyholders by signing the proxy form and passing it to their assigned representative who, on presentation of said form at the Annual General Meeting, will receive in exchange for the admission card form, voting card documents.

When assigning powers of representation to banks, similar institutions or corporate entities (Clause 135 (10) and Clause 125 (5) AktG) or persons pursuant to Clause 135 (8) AktG, and in particular shareholder associations, there are usually certain formalities that need to be observed which the assignor will need to establish individually with the assignee.

As usual, we also offer our ordinary shareholders the option of being represented at the Annual General Meeting by proxyholders nominated by the Corporation. Ordinary shareholders wishing to avail themselves of this facility require for this purpose an admission card to the Annual General Meeting to which a corresponding proxy form is attached.

Insofar as proxyholders nominated by the Corporation are to be vested with this authority of representation, a proxy must be issued by the shareholder concerned together with special instructions as to how the voting rights are to be exercised. Without such instructions, the proxy is invalid. The proxyholders are obliged to cast the votes as instructed and may not exercise voting rights at their own discretion. Ordinary shareholders wishing to avail themselves of this facility must submit their completed and signed proxy form to the address given in the proxy form by April 15, 2010 at the latest. Please note that proxyholders cannot accept instructions to speak, lodge appeals against Annual General Meeting resolutions, ask questions or propose motions.

Proxies (powers of representation) and instructions can also be issued electronically via the internet subject to compliance with the procedures laid down by the Corporation.

Further details on participation in the Annual General Meeting, the assignment of proxies and the issuance of instructions, can be found in a separate leaflet which is sent to shareholders together with the admission card. The corresponding information is also available on the internet (www.henkel.de/hv; www.henkel.com/agm).

5. Partial webcast of the Annual General Meeting via the internet

The opening of the Annual General Meeting by the Chairman of the Meeting and also the address given by the Chairman of the Management Board can be followed live via the internet by anyone wishing to do so.

6. Additional agenda item proposals requested by a minority pursuant to Clause 122 (2) AktG

Shareholders, i.e. ordinary and/or preferred shareholders, whose shareholdings together equate to a proportional share of the capital stock equivalent to 500,000 euros – cor-

responding to 500,000 ordinary and/or preferred shares or a combination of the two classes – can request that items be included on the agenda and announced accordingly. Such a request must be submitted to the Management Board and must be sent to the Corporation at least 30 days prior to the Annual General Meeting using the address indicated under no. 7 below. The date of receipt is not included in the time limit, which means that the request must arrive by the end of **March 19, 2010** (24:00 hours/12 a.m.). Applicants shall be required to verify that they have been holders of the shares for at least three months prior to the request and that they will keep the shares until the decision on their request has been made. The request must also be accompanied by a justification or proposal for resolution with respect to each new agenda item. In the event that shareholders submit a request for inclusions of items on the agenda in accordance with the conditions above, these will, immediately on receipt, be announced in the same way as the Notice of Convocation

7. Counter-proposals and nominations for election by shareholders pursuant to Clause 126 (1) and Clause 127 AktG

Shareholders, i.e. ordinary and/or preferred shareholders can submit counter-proposals in relation to proposals submitted by the Personally Liable Partner, the Supervisory Board or the Shareholders' Committee on individual agenda items (Clause 126 AktG) and may also propose candidates for election as members of the Supervisory Board or Shareholders' Committee; they may likewise propose candidates for appointment as auditors.

According to Clause 126 (1) AktG, counter-proposals from shareholders together with the name of the shareholder, the justification and any comments by the Administration are to be published on the Corporation's website, where the shareholder has, at least 14 days before the date of the General Meeting of the Corporation, sent to the address indicated below a counter-proposal with its justification against a proposal made by the Management concerning a specific agenda item. The date of receipt is not included in this time limit. A counter-proposal and its justification do not need to be announced in cases where one of the exclusions per Clause 126 (2) AktG applies. The justification also does not need to be announced if it contains more than a total of 5,000 characters.

Proposals for elections submitted by shareholders according to Clause 127 do not need to be accompanied by a justification. In all other matters, the conditions and provisions for announcement/publication of shareholder proposals/ motions are as duly stipulated in Clause 126 AktG. The Management is also not required to announce candidates proposed for election where such proposal does not contain the information required according to Clause 124 (3) sentence 3 and Clause 125 (1) sentence 5 AktG (name, profession practiced, place of abode, membership in other statutory supervisory boards or comparable domestic or foreign oversight bodies or committees).

Any motions, counter-proposals (with justification) or election nominations by shareholders – pursuant to Clause 126 (1) and Clause 127 AktG should be exclusively submitted to:

Henkel AG & Co. KGaA
- Hauptversammlung 2010 -
Investor Relations
Henkelstr. 67
40589 Düsseldorf
Fax: 0211 / 798 - 2863
E-mail: investor.relations@henkel.com

Motions, counter-proposals (with justification) or election nominations by shareholders requiring announcement will, on receipt, be published together with the name of the proposing shareholder on the Corporation's website (www.henkel.de/hv; www.henkel.com/agm). Motions, counter-proposals or nominations for election received at the address indicated below by the end of April 4, 2010 (24:00 hours/12 a.m.) will be published. Any response from Management will likewise be published on the web address indicated.

Shareholders are requested to validate their ownership of shares at the time of submitting the motion.

8. Information rights of shareholders

According to Clause 131 (1) AktG, each shareholder, i.e. whether a holder of ordinary or preferred shares, may in the Annual General Meeting require of the Personally Liable Partner that it provide information on Corporation matters, the legal and business relations of the controlling

company with affiliated entities, and the position of the Group and of companies included in the consolidated financial statements, where such information is necessary in appraising an item on the agenda.

9. Publication of the Notice of Convocation of the Annual General Meeting

The Notice of Convocation of the Annual General Meeting was published in the electronic Federal Gazette on February 25, 2010 and transmitted to other media also for publication, whereby it can be assumed that the information has been disseminated throughout the European Union.

Düsseldorf, February 2010

Henkel AG & Co. KGaA

Henkel Management AG
(Personally Liable Partner)

Management Board

Notice of Convocation of the Extraordinary Meeting of Preferred Shareholders

Henkel AG & Co. KGaA, Düsseldorf

Securities ID Numbers:
Preferred shares 604 843

International Securities Identification Numbers:
Preferred shares DE 0006048432

The preferred shareholders of our Corporation
are hereby invited to attend the
Extraordinary Meeting of
Preferred Shareholders
to start at the earliest at 12.30 p.m.
following the Annual General Meeting
Monday, April 19, 2010,
to be held in the
Congress Center Düsseldorf,
CCD-Stadthalle entrance,
Rotterdamer Straße 141,
40474 Düsseldorf, Germany

I. Agenda

1. Announcement of the resolution of the Annual General Meeting of April 19, 2010 to cancel the existing authorized capital amount and to create a new authorized capital amount (Authorized Capital 2010) to be issued for cash with the option of excluding preemptive rights, with corresponding amendment of the Articles of Association

Pursuant to the regulations of the AktG the resolution of the Annual General Meeting concerning the Authorized Capital 2010 must be made available to the Extraordinary Meeting of Preferred Shareholders. Approval to this resolution is subject of item 2 of this Agenda:

Item 11 on the Agenda of the Annual General Meeting convened on April 19, 2010, scheduled to start at 10.00 a.m. and the associated resolution proposed by the Personally Liable Partner including the respective report read as follows:

11. "Resolution to cancel the existing authorized capital amount and to create a new authorized capital amount (Authorized Capital 2010) for cash contributions with the option of excluding preemptive rights, with corresponding amendment of the Articles of Association

The authorized capital approved by the Annual General Meeting on April 10, 2006 (Authorized Capital 2006) becomes invalid effective April 9, 2011. In order to ensure that the Corporation has appropriate authorized capital at its disposal at all times, the provision relating to Authorized Capital 2006 in Art. 6 (5) of the Articles of Association is to be canceled and a new, corresponding Authorized Capital 2010 to be issued for cash created with the option of excluding the pre-emptive rights of existing shareholders.

The Personally Liable Partner, the Shareholders' Committee and the Supervisory Board propose the following resolution:

a) That the Personally Liable Partner be authorized – subject to the approval of the Shareholders' Committee and the Supervisory Board – to increase the capital stock of the Corporation during the period until April 18, 2015, by up to a nominal total of 25,600,000 euros through the issuance for cash of new preferred shares with no voting rights. The authorization may be utilized to the full extent allowed or once or several times in partial amounts.

Existing shareholders shall essentially be granted pre-emptive rights. The shares are to be transferred to banks and similar credit institutions on condition that they be offered for purchase to existing shareholders. The Personally Liable Partner is, however, authorized – with the approval of the Shareholders' Committee and of the Supervisory Board – to exclude the pre-emptive rights of existing shareholders.

- in order to dispose of any fractional amounts to the exclusion of the pre-emptive rights of shareholders,

- to the extent necessary in order to grant to bondholders with warrants or conversion rights or bonds that establish a conversion obligation issued by the Corporation or one of the companies dependent upon it as defined in Clause 17 AktG, pre-emptive rights to new shares in the amount which said bondholders would be entitled in the event of exercising the warrant options or conversion rights or after fulfillment of the conversion obligation,

- if the issue price of the new shares is not significantly below the quoted market price of the shares of the same class. In this case, the proportion of the capital stock represented by the shares sold on the basis of this authorization, together with the proportion of the capital stock represented by shares issued or sold during the period of validity of this authorization, with the pre-emptive rights of existing shareholders excluded through direct or corresponding application of Clause 186 (3) sentence 4 AktG, must not exceed a total of 10 percent of the capital stock in existence at the time of this authorization becoming operative or – if this value is lower – being exercised. Also to be taken into account in this restriction are shares that, during the validity of this authorization, are used to service bonds with warrants or conversion rights or a conversion obligation, issued by the Corporation or one of the companies dependent upon it as defined in Clause 17 AktG, provided that these bonds were or are issued with the pre-emptive rights of existing shareholders excluded pursuant to Clause 186 (3) sentence 4 AktG.

That the Personally Liable Partner be authorized – subject to the approval of the Shareholders' Committee and the Supervisory Board – to stipulate the further specifics of the share rights and the conditions of share issue (Authorized Capital 2010).

b) With cancelation of the existing authorization, the previous Authorized Capital 2006 per Art. 6 (5) of the Articles of Association is to be canceled and Art. 6 (5) of the Articles of Association is to be amended as follows:

„(5) The Personally Liable Partner is authorized – subject to the approval of the Shareholders' Committee and the Supervisory Board – to increase the capital stock of the Corporation during the period until April 18, 2015, by up to a nominal total of 25,600,000 euros through the issuance for cash of new preferred shares with no voting rights. The authorization may be utilized to the full extent allowed or once or several times in partial amounts.

Existing shareholders shall essentially be granted preemptive rights. The shares are to be transferred to banks and similar credit institutions on condition that they be offered for purchase to existing shareholders. The Personally Liable Partner is, however, authorized – with the approval of the Shareholders' Committee and of the Supervisory Board – to exclude the pre-emptive rights of existing shareholders,

- in order to dispose of any fractional amounts to the exclusion of the pre-emptive rights of shareholders,

- to the extent necessary in order to grant to bondholders with warrants or conversion rights or bonds that establish a conversion obligation issued by the Corporation or one of the companies dependent upon it as defined in Clause 17 AktG, pre-emptive rights to new shares in the amount which said bondholders would be entitled in the event of exercising the warrant options or conversion rights or after fulfillment of the conversion obligation,

- if the issue price of the new shares is not significantly below the quoted market price of the shares of the same class. In this case, the proportion of the capital stock represented by the shares sold on the basis of this authorization, together with the proportion of the capital stock represented by shares issued or sold during the period of validity of this authorization, with the pre-emptive rights of existing shareholders excluded through direct or corresponding application of Clause 186 (3) sentence 4 AktG, must not exceed a total of 10 percent of the capital stock in existence at the time of this authorization becoming operative or – if this value is lower – being exercised. Also to be taken into account in this restriction are shares that, during the validity of this authorization, are used to service bonds with warrants or conversion rights or a conversion obligation, issued by the Corporation or one of the companies dependent upon it as defined in Clause 17 AktG, provided that these bonds were or are issued with the pre-emptive rights of existing shareholders excluded pursuant to Clause 186 (3) sentence 4 AktG.

The Personally Liable Partner is authorized – subject to the approval of the Shareholders' Committee and the Supervisory Board – to stipulate the further specifics of the share rights and the conditions of share issue (Authorized Capital 2010)."

c) The Personally Liable Partner is instructed only to register the resolutions per a) and b) above regarding the creation of Authorized Capital 2010 and the cancelation of Authorized Capital 2006 subject to the condition that Authorized Capital 2006 shall only be canceled once the new Authorized Capital 2010 has been registered.

d) The Supervisory Board is authorized to amend Articles 5 and 6 of the Articles of Association in accordance with the level of utilization of Authorized Capital 2010 and on expiry of the authorization validity.

Report by the Personally Liable Partner to the Annual General Meeting pursuant to Clause 203 (2) sentence 2 and Clause 186 (4) sentence 2 AktG in respect of Item 11 of the agenda

The proposal before the Annual General Meeting is that it approve the creation of an Authorized Capital 2010 totaling up to a nominal 25,600,000 euros through the issuance of new non-voting preferred shares. This will take the place of the existing and as yet unutilized Authorized Capital 2006

and ensure that the Corporation can cover a corresponding financial requirement quickly and flexibly.

In the event of utilization of Authorized Capital 2010, whether in one or several partial amounts, such utilization shall not exceed the total nominal amount of 25,600,000 euros. The proposed total of Authorized Capital 2010 would, if utilized in full, increase the current capital stock by approximately 5.85 percent.

Existing shareholders will, in the event of utilization of Authorized Capital 2010, in principle retain pre-emptive rights of purchase. However, the proposed authorization is provides the Personally Liable Partner with the option – subject to the approval of the Shareholders' Committee and the Supervisory Board – of excluding such pre-emptive rights in respect of fractional entitlements. The purpose of the exclusion of pre-emptive rights in respect of fractional amounts is to facilitate efficiency and the practical management of disposal based on rounded entitlements. The free fractional amounts of new shares excluded from the pre-emptive rights of the shareholders shall be disposed of to the best possible effect for the Corporation, either by sale in the market or by some other process.

The possibility of exclusion of pre-emptive rights is also required so that, to the extent necessary, creditors/holders of bonds with warrants or conversion rights or bonds that establish a conversion obligation may be granted pre-emptive rights to new shares where stipulated in the conditions of issue underlying such bonds. In order to facilitate placement in the capital market, such bonds are regularly provided with anti-dilution protection so that creditors/holders of the bonds concerned are granted a pre-emptive right to purchase shares subsequently issued corresponding to the pre-emptive entitlement of shareholders. The creditors/holders are therefore treated as if they are already shareholders. In order to provide bonds with such anti-dilution protection, the pre-emptive rights of existing shareholders to such shares must be excluded. This facilitates bond placement and therefore serves the interests of shareholders in that the Corporation's financial structure can be appropriately optimized.

It should also be possible to excluded pre-emptive rights – subject to the approval of the Shareholders' Committee and the Supervisory Board – when the shares are issued at a price not significantly below the market quotation. Exclusion allows placement closer to market price so that, in the interest of strengthening the Corporation's equity base, the usual market price discount associated with a rights issue is avoided. The investment and financial interests of shareholders are suitably safeguarded by such an approach. The authorization ensures that, even together with other similar authorizations, not more that a total of 10 percent of the capital stock in existence at the time of this authorization becoming operative or – if this value is lower – being exercised can be issued or sold with the pre-emptive rights of existing shareholders excluded through direct or corresponding application of Clause 186 (3) sentence 4 AktG. Also to be taken into account in this 10 percent restriction are shares that, during the validity of this authorization, are used to service bonds with warrants or conversion rights or a conversion obligation, issued by the Corporation or one of the companies dependent upon it as defined in Clause 17 AktG, provided that these bonds were or are issued with the pre-emptive rights of existing shareholders excluded pursuant to Clause 186 (3) sentence 4 AktG. In utilizing this authorization, the Personally Liable Partner shall endeavor to keep the market price discount as low as possible, taking into account the market conditions prevailing at the time of placement.

This stipulation ensures that, in keeping with statutory requirements, due consideration is given to the need to provide anti-dilution protection of the investment of existing shareholders. According to statute, exclusion of pre-emptive rights is permitted for up to 10 percent of the capital stock under these conditions. This limit will not be exceeded with this authorization, even if fully utilized with the pre-emptive rights of existing shareholders excluded. Ten percent of the capital stock corresponds to 43,795,875 euros, and the proposed framework with up to 25,600,000 euros corresponding to 25,600,000 new preferred shares, is substantially below that figure. At the same time, the proposed authorization ensures that, even together with other similar authorizations, the amount of shares issued with the pre-emptive rights of existing shareholders excluded cannot exceed the maximum arithmetic ratio of 10 percent of the capital stock. Because the issue price for the new shares is to be close to the market quotation, every shareholder will have the opportunity of purchasing new shares under almost the same conditions, in order to maintain their shareholding ratio. Given the liquidity of Henkel preferred shares in the market, there is constant opportunity to purchase additional shares via the stock exchange.

There are currently no definite plans to use this authorization. However, anticipating decisions with the possibility of excluding pre-emptive shareholder rights are permissible and are common national and international practice. The Personally Liable Partner will in all cases carefully consider whether to exercise the authorization to utilize Authorized Capital 2010 or to increase the capital stock with exclusion of the pre-emptive rights of existing shareholders, and whether such action is in the interests of the Corporation. The Shareholders' Committee and the Supervisory Board will only give the necessary approval to allow utilization of Authorized Capital 2010 and exclusion of the pre-emptive rights of existing shareholders where they too are convinced that this is in the interests of the Corporation.

In consideration of all these circumstances it can be safely assumed that authorization to exclude pre-emptive rights under the conditions cited is necessary, appropriate for and commensurate with the objectives pursued and is in entirely in the interests of the Corporation.

The Personally Liable Partner will inform General Meeting of every utilization of Authorized Capital 2010."

2. Special resolution of the preferred shareholders pertaining to the resolution of the Annual General Meeting of April 19, 2010 to cancel the existing authorized capital amount and to create a new authorized capital amount (Authorized Capital 2010) to be issued for cash with the option of excluding pre-emptive rights, with corresponding amendment of the Articles of Association, as per the proposed resolution announced under Item 1 of this agenda

Pursuant to Clause 141 (2) sentence 1 AktG, the resolution of the Annual General Meeting announced as Item 1 of this Agenda requires approval by special resolution from the preferred shareholders in order to come into effect.

The Personally Liable Partner, the Shareholders' Committee and the Supervisory Board propose the following resolution:

"That the resolution of the Annual General Meeting of April 19, 2010 pertaining to Item 11 of that meeting

(Resolution to cancel the existing authorized capital amount and to create a new authorized capital amount (Authorized Capital 2010) for cash contributions with the option of excluding pre-emptive rights, with corresponding amendment of the Articles of Association)

be approved."

II. Further details relating to the Notice of Convocation

1. Total number of shares and voting rights

At the time of convocation of the Extraordinary Meeting of Preferred Shareholders, the capital stock of the Corporation amounted to 437,958,750 euros. This is divided into a total of 437,958,750 bearer shares of no par value with a proportional nominal value of 1.00 euros each, of which 178,162,875 are preferred shares with as many voting rights in the Extraordinary Meeting of Preferred Shareholders, and 259,795,875 are ordinary shares carrying the same number of voting rights. Ordinary shares carry no voting rights in the Extraordinary Meeting of Preferred Shareholders

2. Conditions of participation in the Extraordinary Meeting of Preferred Shareholders and of exercising voting rights

In accordance with Art. 20 of the Articles of Association, only those preferred shareholders who, no later than the end of the sixth day prior to the day of the Extraordinary Meeting of Preferred Shareholders (excluding the date of said meeting), that is, pursuant to Clause 123 (2) of the German Stock Corporation Act (AktG), by the end of April 12, 2010, transmit to the Corporation a written validation issued by their depositary bank confirming ownership of shares shall be entitled to attend the Extraordinary Meeting of Preferred Shareholders and to exercise voting rights. This validation should be sent to the following address:

Registration office:
Henkel AG & Co. KGaA
c/o Commerzbank AG
WASHV dwpbank AG
Wildunger Straße 14
60487 Frankfurt am Main
Telefax: +49 (0) 69/5099-1110
E-Mail: hv-eintrittskarten@dwpbank.de

Proof of share ownership must relate to the start of the **21st day prior to the Extraordinary Meeting of Preferred Shareholders (Record Date), that is, to the beginning of March 29, 2010.** In the case of preferred shares not held in a securities depositary managed by a bank or a financial services institution at the relevant time, certification of share ownership may be provided by the Corporation or by a notary, by a bank for the central depositary of securities or another bank or financial services institution.

The registration and validation documentation must be in either German or English. A text format is sufficient for validation purposes.

The Record Date is the cutoff date for determining share ownership for participation in the Extraordinary Meeting of Preferred Shareholders and exercising voting rights (preferred shares only). Pursuant to Clause 123 (3) sentence 6 AktG as related to the Corporation in respect of participation in the Extraordinary Meeting of Preferred Shareholders and exercising voting rights (holders of preferred shares only), only shareholders who have validated share ownership as of the Record Date will be recognized as such. In the event of doubt as to the correctness or authenticity of the validation, the Corporation is entitled to demand a further suitable means of proof. If this means of proof is not forthcoming, or is not provided in the appropriate form, the Corporation may refuse participation in the Extraordinary Meeting of Preferred Shareholders and the exercising of voting rights.

Preferred shares will not be frozen as a result of registration for the Extraordinary Meeting of Preferred Shareholders; preferred shareholders can therefore dispose of their preferred shares as they wish following registration.

On registration and on receipt of validation of their ownership of shares, the preferred shareholders concerned will be sent admission cards for the Extraordinary Meeting of Preferred Shareholders by the Registration Office. In order to ensure the timely receipt of these admission cards, we request that preferred shareholders intending to attend the Extraordinary Meeting of Preferred Shareholders request an admission card from their depositary bank at the earliest possible time. The requisite registration and certification of share ownership will then be carried out by the depositary bank.

To ensure efficient organization of the Extraordinary Meeting of Preferred Shareholders, we request that preferred shareholders register early, and that said preferred shareholders only register if they seriously intend to participate in the Extraordinary Meeting of Preferred Shareholders. Each preferred shareholder will only be issued one admission card for the Extraordinary Meeting of Preferred Shareholders.

3. Voting and proxy voting procedures

Only preferred shareholders have a right to vote in the Extraordinary Meeting of Preferred Shareholders. Preferred shareholders who do not want to participate personally in the Extraordinary Meeting of Preferred Shareholders can appoint a representative (proxyholder) to attend on their behalf and exercise their voting rights. In this case too, it is essential that registration be completed and that verification of the shareholding be duly presented in good time.

The assignment of a proxy, its revocation/cancelation and verification of such power of representation to the Corporation must be in text form unless otherwise stipulated below.

Proxy forms are sent to preferred shareholders together with their admission card. Preferred shareholders can assign power of representation to their chosen proxyholders by signing the proxy form and passing it to their assigned representative who, on presentation of said form at the Extraordinary Meeting of Preferred Shareholders, will receive in exchange for the admission card form, voting card documents.

When assigning powers of representation to banks, similar institutions or corporate entities (Clause 135 (10) and Clause 125 (5) AktG) or persons pursuant to Clause 135 (8)

AktG, and in particular shareholder associations, there are usually certain formalities that need to be observed which the assignor will need to establish individually with the assignee.

As usual, we also offer our preferred shareholders the option of being represented at the Extraordinary Meeting of Preferred Shareholders by proxyholders nominated by the Corporation. Preferred shareholders wishing to avail themselves of this facility require for this purpose an admission card to the Extraordinary Meeting of Preferred Shareholders to which a corresponding proxy form is attached.

Insofar as proxyholders nominated by the Corporation are to be vested with this authority of representation, a proxy must be issued by the shareholder concerned together with special instructions as to how the voting rights are to be exercised. Without such instructions, the proxy is invalid. The proxyholders are obliged to cast the votes as instructed and may not exercise voting rights at their own discretion. Preferred shareholders wishing to avail themselves of this facility must submit their completed and signed proxy form to the address given in the proxy form by April 15, 2010 at the latest. Please note that proxyholders cannot accept instructions to speak, lodge appeals against resolutions proposed in the Extraordinary Meeting of Preferred Shareholders, ask questions or propose motions.

Proxies (powers of representation) and instructions can also be issued electronically via the internet subject to compliance with the procedures laid down by the Corporation.

Further details on participation in the Extraordinary Meeting of Preferred Shareholders, the assignment of proxies and the issuance of instructions, can be found in a separate leaflet which is sent to preferred shareholders together with the admission card. The corresponding information is also available on the internet (www.henkel.de/hv; www.henkel.com/agm).

4. Additional agenda item proposals requested by a minority pursuant to Clause 122 (2) AktG, Clause 138 AktG

Shareholders, i.e. ordinary and/or preferred shareholders, whose shareholdings together equate to a proportional share of the capital stock equivalent to 500,000 euros – corresponding to 500,000 ordinary and/or preferred shares or a combination of the two classes – can request that items be included on the agenda of the Extraordinary Meeting of Preferred Shareholders and announced accordingly (Clause 122 (2) AktG, Clause 138 AktG). The same rights are granted to preferred shareholders whose shares together amount to 10 percent of the preferred shares granting a vote in the Extraordinary Meeting of Preferred Shareholders (Clause 138 sentence 3 AktG); this corresponds to 17,816,288 preferred shares. Such a request must be submitted to the Management Board and must be sent to the Corporation at least 30 days prior to the Extraordinary Meeting of Preferred Shareholders using the address indicated under no. 5 below. The date of receipt is not included in the time limit, which means that the request must arrive by the end of March 19, 2010 (24:00 hours/12 a.m.). Applicants shall be required to verify that they have been holders of the shares for at least three months prior to the request and that they will keep the shares until the decision on their request has been made. The request must also be accompanied by a justification or proposal for resolution with respect to each new agenda item. In the event that shareholders submit a request for inclusions of items on the agenda in accordance with the conditions above, these will, immediately on receipt, be announced in the same way as the Notice of Convocation

5. Counter-proposals by shareholders pursuant to Clause 126 (1) and Clause 138 AktG

Shareholders, i.e. ordinary and/or preferred shareholders can submit counter-proposals in relation to proposals submitted by the Personally Liable Partner, the Supervisory Board or the Shareholders' Committee on individual agenda items (Clause 126 (1), Clause 138 sentence 2 AktG).

According to Clause 126 (1) in conjunction with Clause 138 sentence 2 AktG, motions or proposals from shareholders together with the name of the shareholder, the justification and any comments by the Management are to be published on the Corporation's website, where the shareholder has, at least 14 days before the date of the Extraordinary Meeting of Preferred Shareholders, sent to the address indicated below a counter-proposal with its justification against a proposal made by the Administration concerning a specific agenda item. The date of receipt

is not included in this time limit. A counter-proposal and its justification do not need to be announced in cases where one of the exclusions per Clause 126 (2) AktG applies. The justification also does not need to be announced if it contains more than a total of 5,000 characters.

Any motions and proposals (with justification) by shareholders – pursuant to Clause 126 (1) and Clause 138 AktG – should be exclusively submitted to:

Henkel AG & Co. KGaA
– Annual General Meeting 2010 –
Investor Relations
Henkelstr. 67
40589 Düsseldorf
Fax: 0211 / 798 - 2863
E-mail: investor.relations@henkel.com

Motions and proposals (with justification) requiring announcement will, on receipt, be published together with the name of the proposing shareholder on the Corporation's website (www.henkel.de/hv; www.henkel.com/agm). Motions and proposals received at the address indicated below by the end of **April 4, 2010** (24:00 hours/12 a.m.) will be published. Any response from Management will likewise be published on the web address indicated.

Shareholders are requested to validate their ownership of shares at the time of submitting the motion

6. Rights of preferred shareholders to submit motions and proposals, receive information and submit questions

Only preferred shareholders have the right in the Extraordinary Meeting of Preferred Shareholders to submit motions and proposals, receive information and submit questions. According to Clause 131 (1) AktG, each preferred shareholder may in the Extraordinary Meeting of Preferred Shareholders require of the Personally Liable Partner that it provide information on Corporation matters, where such information is necessary in appraising an item on the agenda of the Extraordinary Meeting of Preferred Shareholders.

7. Publication of the Notice of Convocation of the Extraordinary Meeting of Preferred Shareholders

The Notice of Convocation of the Extraordinary Meeting of Preferred Shareholders was published in the electronic Federal Gazette on February 25, 2010 and transmitted to other media also for publication, whereby it can be assumed that the information has been disseminated throughout the European Union. The Notice of Convocation is also available on the internet (www.henkel.de/hv; www.henkel.com/agm).

Düsseldorf, February 2010

Henkel AG & Co. KGaA

Henkel Management AG
(Personally Liable Partner)

Management Board

Henkel

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